EXHIBIT 21
Subsidiaries

Name	Jurisdiction	Trade Name of Organization

CBCA Care Management, Inc.	New York	Patient Infosystems Care Management

CCS Consolidated Inc.	Delaware	CareGuide

Coordinated Care Solutions, Inc.	Delaware	CareGuide

Coordinated Care Solutions IPA, Inc.	New York	CareGuide

Coordinated Physicians Solutions, Inc.	Delaware	CareGuide

CCS New Jersey, Inc.	Delaware	CareGuide

Coordinated Care Solutions of Connecticut, Inc.	Delaware	CareGuide

CCS/CG Holdings, Inc.	California	CareGuide

CareGuide, Inc.	California	CareGuide

Coordinated Care Solutions of Texas, Inc.	Texas	CareGuide

IHS Network Services, Inc.	Delaware	CareGuide

CCS Merger Corp.	Delaware	CareGuide

Professional Review Network, Inc.	Florida	CareGuide